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            SCHEDULE 13D - INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D-2(A).*

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*  As amended by Releases No. 34-15457, dated January 4, 1979, effective
   February 14, 1979 (as corrected by Release No. 34-15457A, dated February 25,
   1979) and No. 34-14384, dated November 29, 1979, effective January 5, 1980.
   - Editor.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                      SMART CHOICE AUTOMOTIVE GROUP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                  831686 20 9
                                  -----------
                                 (CUSIP Number)

                               EDWARD R. MCMURPHY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               CROWN GROUP, INC.
                         4040 NORTH MACARTHUR BOULEVARD
                                   SUITE 100
                              IRVING, TEXAS 75038
                                 (972) 717-3423
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            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                DECEMBER 1, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)



                               Page 1 of 8 Pages
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  CUSIP No. 831686 20 9                 13D                 Page 2 of 8 Pages
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
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1.           NAME OF REPORTING PERSON
             SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

             CROWN GROUP, INC.
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                       (b)  [ ]
             N/A
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3.           SEC USE ONLY


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4.           SOURCE OF FUNDS*

             WC AND OO
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                    [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

             N/A
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             TEXAS
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NUMBER             7.       SOLE VOTING POWER
OF SHARES
BENEFICIALLY                139,108,147
OWNED BY     ------------------------------------------------------------------
EACH               8.       SHARED VOTING POWER
REPORTING
PERSON                       0
WITH         ------------------------------------------------------------------

                   9.       SOLE DISPOSITIVE POWER

                            139,108,147
             ------------------------------------------------------------------
                  10.       SHARED DISPOSITIVE POWER

                            0
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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             139,108,147
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [ ]
             EXCLUDES CERTAIN SHARES*

             N/A
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             74.2% (SEE ALSO ITEM 5(A))
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14.          TYPE OF REPORTING PERSON*

             CO
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

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                       SCHEDULE 13D OF CROWN GROUP, INC.
        RESPECTING THE SECURITIES OF SMART CHOICE AUTOMOTIVE GROUP, INC.


ITEM 1.        SECURITY AND ISSUER.

         This filing relates to the acquisition of shares of the $.01 par value common stock (the "Common Stock") of Smart Choice Automotive Group, Inc., a Florida corporation (the "Issuer" or "Smart Choice"), whose principal executive offices are located at 5200 South Washington Avenue, Titusville, Florida 33780.

ITEM 2.        IDENTITY AND BACKGROUND.

         This statement is filed by Crown Group, Inc., a Texas corporation ("Crown"), which is a diversified holding company which owns and operates, among other businesses, vertically integrated used car sales and finance companies in the Mid- and Southwestern and Southeastern regions of the United States. Crown's principal business and office address is 4040 North MacArthur Boulevard, Suite 100, Irving, Texas 75038. Crown has not been convicted of a criminal proceeding during the last five years, nor has Crown during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         The executive officers and directors of Crown, and/or any person controlling Crown, are identified below:

           (1) Edward R. McMurphy, a citizen of the United States, is Chairman of the Board, President and Chief Executive Officer and a significant shareholder of Crown. His business address is the same as that of the principal offices of Crown.

           (2) Tilman J. Falgout, III, a citizen of the United States, is Executive Vice President and General Counsel, a director and a significant shareholder of Crown through a corporate entity. His business address is the same as that of the principal offices of Crown.

           (3) Mark D. Slusser, a citizen of the United States, is Vice President Finance, Chief Financial Officer and Secretary of Crown. His business address is the same as that of the principal offices of Crown.

           (4) John David Simmons, a citizen of the United States, is President of Simmons & Associates, Inc., a real estate development company, and Management Resources Company, a management consulting firm, and he is a director and a shareholder of Crown. His business and residence address is 2656 Foothills Drive, Birmingham, Alabama 35226.

           (5) David J. Douglas, a citizen of the United States, is Managing Director of Tuesday Afternoon, Inc. (an investment company), and he is a director and a shareholder of Crown. His business address is 1701 North Collins Boulevard, Suite 2000, Richardson, Texas 75081.

           (6) Gerald L. Adams, a citizen of the United States, is an entrepreneur in the shipping, trucking and real estate industries and he is a director and a significant shareholder of Crown. His business address is 1225 East 9th Street, Lockport, Illinois 60441.

           (7) Gerard M. Jacobs, a citizen of the United States, is President of Huntington AluTech, Inc., a holding company engaged in the consolidation of the aluminum forging industry, and he is a director and a shareholder of Crown. His business address is 5302 Oceanus Drive, Huntington Beach, California 92649.

           (8) Robert J. Kehl, a citizen of the United States, is an entrepreneur in the riverboat construction, gaming, riverboat touring and restaurant industries. He is a director of Crown and his family is a significant shareholder of Crown through a corporate entity. His residence address is 8259 Turtle Creek Circle, Las Vegas, Nevada 89113.

           None of the foregoing persons has been convicted in a criminal proceeding during the last five years nor has any such person during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION.

           On December 1, 1999, Crown acquired voting control of Smart Choice via the merger of a wholly-owned Smart Choice subsidiary into Crown's 85%-owned subsidiary, Paaco Automotive Group, Inc. ("PAACO"), and a $3 million cash investment by Crown in Smart Choice. The cash portion of the transaction was funded by Crown with working capital.

           The consideration for the foregoing was the issuance by Smart Choice of shares of a new class of Series E Convertible Preferred Stock ("Preferred Stock") to Crown. The Preferred Stock is convertible into Common Stock of Smart Choice at any time at the election of Crown on the basis of 100 shares of Common Stock for each share of Preferred Stock owned by Crown. In addition, each share of Preferred Stock votes with the holders of Common Stock on an "as converted" basis; that is, each share of Preferred Stock carries 100 votes.

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           The Series E Convertible Preferred Stock owned by Crown represents approximately 74.2% of Smart Choice's Common Stock (as computed pursuant to Rule 13d-3(d)(1)), and represents voting power equal to 70.0% of the voting securities of Smart Choice.

           Contemporaneously with Crown's equity investment and the merger of its Paaco subsidiary with the Smart Choice subsidiary, an additional $4.5 million of Smart Choice debt, acquired by Crown for approximately $2.3 million in cash, was converted into shares of Series E Convertible Preferred Stock. Approximately $15.0 million of Smart Choice outstanding debt and preferred stock held by others was converted into shares of Smart Choice Common Stock. Following this transaction, Smart Choice has approximately $2.6 million of subordinated debt outstanding. In connection with the transaction, the combined subsidiary company obtained a restructured and restated $160 million senior finance receivables and inventory credit facility, which contains more favorable terms than the facilities it replaced.

           The minority shareholders of Paaco received shares of Series E Convertible Preferred Stock representing 5% of Smart Choice's outstanding voting securities. The holders of certain converted Smart Choice debt and preferred stock received shares of Smart Choice Common Stock equivalent to approximately 20.7% of the outstanding voting securities. Previously existing Smart Choice shareholders now own approximately 4.3% of the outstanding Smart Choice voting securities. The holders of the shares of Smart Choice Common Stock issued in connection with the transaction and Crown and other holders of Series E Convertible Preferred Stock have certain registration rights.

           Effective December 1, 1999, James E. Ernst was appointed President and Chief Executive Officer of Smart Choice. Mr. Ernst has had a long association with Crown and has recently been responsible for the restructuring of PAACO's operations. He is a Certified Public Accountant and was formerly President and Chief Executive Officer of both Casino Magic Corp. and Casino America, Inc.

           Gary Smith will continue to manage the Florida-based operations of Smart Choice, as President of First Choice, while Larry Lange will remain responsible for the new combined company's Texas-based operations, as President of PAACO. Joe Cavalier has joined Smart Choice as its new Chief Financial Officer, and Ron Anderson will have principal responsibility for finance receivable activities.

           Smart Choice's board of directors includes Edward R. McMurphy, as Chairman, and Tilman J. Falgout, III, both senior executives and directors of Crown. Robert Abrahams, James E. Ernst, Gary Smith and Larry Lange comprise the remainder of the board of directors of Smart Choice.

ITEM 4.    PURPOSE OF TRANSACTION.

           The purpose of the transactions effected by Crown and Smart Choice described in Item 3 was to transfer voting and management control of the Issuer to Crown. Crown, by virtue of its beneficial ownership of the equity securities and voting securities of the Issuer, has the power in the future to cause the occurrence of any of the acts listed in Item 4(a) through (g) of Schedule 13D. With respect to subparagraph (h) of Item 4, the Issuer's securities are not currently listed with any national securities exchange or interdealer quotation system of a registered national securities association. Following the changes to the board of directors and management of the Issuer which were effected in connection with the transactions described in Item 3, Crown does not presently have intentions to cause any acts or events described in Item 4 to occur; however, Crown may in the future determine to proceed with one or more such actions.

ITEM 5.    INTEREST IN THE SECURITIES OF THE ISSUER.

           (a) Crown beneficially owns in the aggregate 139,108,147 shares of the Issuer's Common Stock, which includes a currently exercisable warrant to purchase 1,950,000 shares of Common Stock and 1,371,581.47 shares of Series E Convertible Preferred stock of Smart Choice (which is convertible into Common Stock on the basis of 100 shares of Common Stock for each share of Preferred Stock). Crown beneficially owns approximately 74.2% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1). Because the Series E Convertible Preferred Stock votes on an "as converted" basis with the Common Stock of Smart Choice, Crown has voting power equal to 70.0% of the outstanding voting securities of Smart Choice.

           (b) Crown possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by it.

           (c)      See Item 3.

           (d)      Not applicable.

           (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibits are hereby filed:

           (1) Stock Purchase Agreement dated December 1, 1999 by and between Crown Group, Inc. and Smart Choice Automotive Group, Inc.; and

           (2) Warrant to purchase 1,950,000 shares of common stock of Smart Choice Automotive Group, Inc. issued to Crown Group, Inc.



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                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: December 13, 1999               /s/ Edward R. McMurphy
                                      -----------------------------------------
                                      Edward R. McMurphy
                                      President and Chief Executive Officer



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